Exhibit 3.228
Limited Liability Company Agreement
of
Northwest Medical Center-Winfield, LLC
     This Limited Liability Company Agreement of Northwest Medical CenterWinfield, LLC, effective as of September 9, 2002 (this “Agreement”) is entered into by LifePoint Hospitals Holdings, Inc., as the sole member (the “Member”).
WHEREAS, the Member desires to form a limited liability company under and subject to the laws of the State of Delaware for the purpose described below; and
     WHEREAS, the Member desires to enter into this Agreement to define formally and express the terms of such limited liability company and its rights and obligations with respect thereto;
     NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the Member hereby forms a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended from time to time (the “Act”), and hereby agrees as follows:
     1. Name. The name of the limited liability company shall be Northwest Medical Center-Winfield, LLC (the “Company”).
     2. Purpose. The object and purpose of and the nature of the business to be conducted and promoted by the Company is, carrying on any lawful business, purpose or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.
     3. Registered Office. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801.
     4. Registered Agent The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.
     5. Member and Capital Contribution. The name and the business address of the Member and the amount of cash or other property contributed or to be contributed by the Member to the capital of the Company are set forth on Schedule A attached hereto and shall be listed on the books and records of the Company. The managers of the Company shall be required to update the books and records, and the aforementioned Schedule, from time to time as necessary to accurately reflect the information therein.

     The Member shall not be required to make any additional contributions of capital to the Company, although the Member may from time to time agree to make additional capital contributions to the Company.
     6. Powers. The business and affairs of the Company shall be managed by the Member. The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Delaware. The Member hereby designates the following persons to serve as managers in the capacity set forth after their names, each until such person’s successor shall have been duly appointed or until such person’s earlier resignation or removal:

Joné Law Koford	President
William F. Carpenter Ill	Senior Vice President, General Counsel and Secretary
Michael J. Culotta	Senior Vice President and Chief Financial Officer
Michael A. Weichar	Vice President and Division CFO
Roberto G. Pantoja	Vice President and Controller
William E. Hoffman, Jr.	Vice President
Mary Kim E. Shipp	Assistant Secretary
     The managers of the Company shall have such authority and perform such duties in the management of Company as may be determined by the Member or as provided herein or under the Act to one or more managers.
     7. Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (a) the written consent of the Member or (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act.
     8. Allocation of Profits and Losses. The Company’s profits and losses shall be allocated to the Member.
     9. Distributions. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member.
     10. Resignation. The Member shall not resign from the Company (other than pursuant to a transfer of the Member’s entire limited liability company interest in the Company to a single substitute member, including pursuant to a merger agreement that provides for a substitute member pursuant to the terms of this Agreement) prior to the dissolution and winding up of the Company.
     11. Assignment and Transfer. The Member may assign or transfer in whole but not in part its limited liability company interest to a single acquiror.

     12. Admission of Substitute Member. A person who acquires the Member’s entire limited liability company interest by transfer or assignment shall be admitted to the Company as a member upon the execution of this Agreement or a counterpart of this Agreement and thereupon shall become the “Member” for purposes of this Agreement.
     13. Liability of Member and Managers. Neither the Member nor any manager shall have any liability for the obligations or liabilities of the Company except to the extent provided herein or in the Act.
     14. Indemnification. The Company shall indemnify and hold harmless each manager and the Member and its partners, shareholders, officers, directors, managers, employees, agents and representatives and the partners, shareholders, officers, directors, managers, employees, agents and representatives of such persons to the fullest extent permitted by the Act.
     15. Certificates of Interest. Interest in the Company shall be represented by certificate(s) issued by the Company, shall be deemed “securities” within the meaning of Section 8-102 of Article 8 of the Delaware Uniform Commercial Code and shall be governed by Article 8 of the Uniform Commercial Code.
     16. Amendment. This Agreement may be amended from time to time with the consent of the Member.
     17. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.
     IN WITNESS WHEREOF, the undersigned has executed this Limited Liability Company Agreement as of September 9, 2002.

LifPoint Hospitals Holdings, Inc.
By:	/s/ William F. Carpenter III
William F. Carpenter III
Secretary

Schedule A

	Capital	Limited Liability
Member and Business Address	Contribution	Company Interest
LifePoint Hospitals Holdings, Inc. 103 Powell Court, Suite 200 Brentwood, TN 37027 Attn: William F. Carpenter III	$1,000	100%